SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.)

Boundless Corporation
(Name of Issuer)
————————————————
Common Stock, $0.01 par value
(Title of Class of Securities)

101706-20-8
————————————————
(CUSIP NUMBER)

Oscar L. Smith
14649 West 95th Street
Lenexa, Kansas 66215
(913)-438-7148

With a copy to
Joseph Cannella, Esq., Eaton & Van Winkle LLP
3 Park Avenue New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 101706-20-8

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Oscar L. Smith I.D. No.: ###-##-####

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Kansas

NUMBER	(7) Sole Voting Power: 2,040,000
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 2,040,000
OWNED
BY
EACH	(9) Sole Dispositive Power: 2,040,000
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 2,040,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,040,000 shares of common stock.

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 5.1% **

(14)	Type of Reporting Person: IN

______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock outstanding as of December 15, 2006.

SCHEDULE 13D

CUSIP NO. 101706-20-8

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Vision Technologies I.D. No.: 20-5357365

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: WC, BK

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Kansas

NUMBER	(7) Sole Voting Power: None
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 2,040,000
OWNED
BY
EACH	(9) Sole Dispositive Power: None
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 2,040,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,040,000

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 5.1% **

(14)	Type of Reporting Person: CO

______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock outstanding as of December 15, 2006.

Item 1.  Security and Issuer.

This statement relates to the common stock, $.01 par value ("Common Stock"), of Boundless Corporation, a Delaware corporation (the "Company"), with its principal executive offices at No. 1-3 South-hanyang Street, Longtan Development Area, Jilin City, the People’s Republic of China.
.

Item 2.  Identity and Background.

(a) This statement is filed by (i) Oscar L. Smith, and (ii) Vision Technologies, Inc., a Kansas Corporation of which Mr. Smith is Chief Executive Officer (“VTI”, and together with Mr. Smith, the “Smith Reporting Persons”). All Boundless Corporation common stock beneficially owned by Mr. Smith is owned through VTI.

(b)	The business address and principal place of business for Mr. Smith and VTI is 14649 West 95th Street, Lenexa, Kansas 66215.

(c)	Mr. Smith is the majority Shareholder and CEO of VTI as well as another Company which imports and assembles computer equipment. VTI’s only business to date is holding the securities of the Company.

(d)	Neither of the Smith Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Smith Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of the United States.

Item 3.  Source and Amount of Funds.

On May 30, 2006, the United States Bankruptcy Court for the Eastern District of New York, Central Islip (the "Bankruptcy Court") entered an order confirming the plan of reorganization (the “Plan”) of the Company and three of its subsidiaries, Boundless Technologies, Inc., ("Technologies"), Boundless Manufacturing Services, Inc. (“Manufacturing”) and Boundless Acquisition Corp. (a non-operating subsidiary) (collectively, the "Debtors"). On June 9, 2006 the order confirming the plan of reorganization became effective.

On the Effective Date of the Plan, the Company was authorized to issue one hundred million (100,000,000) shares of common stock, $.01 par value (the “Common Stock") of which 4,000,000 shares were issued.. Under the Plan, each holder of allowed unsecured claims against the Company received a pro rata portion of 1,960,000 shares of the Company’s Common Stock, which shares were issued under Section 1145 of the Bankruptcy Code. VTI received 2,040,000 shares of the Company’s outstanding Common Stock, which shares were also issued under Section 1145 of the Bankruptcy Code, in consideration for providing debtor-in-possession financing to the Company during the bankruptcy proceeding. Security Bank of Kansas City holds the outstanding capital stock of VTI as collateral for repayment of certain loans to a company affiliated with Mr. Smith.

Item 4.  Purpose of Transaction.

The Smith Reporting Persons have decided it to be in their business interests to participate in the Company’s bankruptcy as described in item 3 hereto and to receive the Company’s Common Stock and certain other assets it received under the Plan.

None of the Smith Reporting Persons has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Nothing set forth above should be interpreted to preclude the Smith Reporting Persons from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4, if such plans or proposals become warranted in the business judgment of same.

Item 5.  Interest in Securities of the Company.

Mr. Smith, entirely through VTI, beneficially owns 2,040,000 shares of Common Stock (approximately 5.1% of the outstanding). Mr. Smith is the majority shareholder and CEO of VTI and has sole power to vote and dispose of the Shares of the Company’s Common Stock acquired and beneficially owned by VTI.

Other than the transactions described above, none of the Smith Reporting Persons has effected any transaction involving Boundless Corporation’s Securities within the preceding sixty (60) days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7.  Material to be filed as Exhibits

Exhibit E - Joint filing Agreement, dated as of December 26, 2006, by and among Oscar L. Smith and Vision Technology, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2006	VISION TECHNOLOGIES, INC.

	By:	/s/ Oscar L. Smith
Oscar L. Smith
CEO

/s/ Oscar L. Smith
Oscar L. Smith (individually)

JOINT FILING AGREEMENT

Oscar L. Smith and Vision Technologies, Inc., each hereby agrees to, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of common stock, $0.01 per value per share, of Boundless, are, and will be, filed jointly on behalf of such person. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

December 26, 2006

VISION TECHNOLOGIES, INC.

By:	/s/ Oscar L. Smith
Oscar L. Smith
CEO

/s/ Oscar L. Smith
Oscar L. Smith (individually)